March 15, 2007

Howard Efron
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
400 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Global Business Services, Inc.
Form 4.01 Form 8-K
Filed March 2, 2007
File No. 000-28587

Dear Mr. Efron:

This letter is in response to your letter dated March 5, 2007 regarding Global Business Services, Inc.’s Form 8-K statement and related disclosures.

1)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Stephen Thompson

Stephen Thompson
Chief Executive Officer

213 South Robertson Boulevard, Beverly Hills, CA 90211
310-288-4585
Fax: 310-360-7676